EXHIBIT 99.154

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form 40-F/A (“the Registration Statement”) of Alamos Gold Inc. filed with the Securities and Exchange Commission on January 15, 2013 of our report dated February 21, 2012 relating to the consolidated financial statements of Alamos Gold Inc. as at December 31, 2011 and 2010, and January 1, 2010 and for the years ended December 31, 2011 and 2010.

We also consent to the incorporation by reference in the Registration Statement of our report dated March 10, 2011 relating to the consolidated financial statements of Alamos Gold Inc. as at December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009.

Toronto, Canada January 15, 2013	(Signed) ERNST & YOUNG LLP Chartered Accountants Licensed Public Accountants